FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                      HSBC TO EXPAND INTO CENTRAL AMERICA
                          BY ACQUIRING GRUPO BANISTMO

An agreement has been entered into with Grupo Banistmo S.A. ('Banistmo'), the leading banking group in Central America, to make a tender offer to acquire all the outstanding shares of Banistmo, for cash. The transaction values Panama-based Banistmo at US$1.77 billion.

The Banistmo group's principal area of operation is Panama but the group also has a significant presence elsewhere in the region where HSBC does not already operate, providing a solid platform for future growth.

Banistmo owns 99.39 per cent of Panama's largest bank, Primer Banco del Istmo ('Banco del Istmo'), which offers a full range of personal, commercial and investment banking services through 42 branches. The Banistmo group also owns the country's largest insurance company, Compania Nacional de Seguros ('Conase').

These operations in Panama will complement HSBC's existing presence in the country, where HSBC's wholly owned subsidiary, HSBC Bank (Panama) S.A., provides services to personal and corporate customers through 19 branches.

The Banistmo group also has a significant presence across Central America, providing a full range of personal and commercial banking services through a further 106 branches in Costa Rica, Honduras, Colombia and Nicaragua. Additionally, in February 2006, Banistmo completed the acquisition of a 56 per cent stake in Inversiones Financieras Bancosal SA, the holding company for Banco Salvadoreno which operates through 72 branches in El Salvador.

At 31 December 2005, Banistmo had total assets of US$6,973 million and shareholders' funds of US$695 million. It made a profit after tax^ of US$115 million in 2005. At 31 December 2005, Banco Salvadoreno had total assets of US$1,778 million, shareholders' funds of US$160.45 million and made a profit after tax^^ of US$16.9 million during the year.

Stephen Green, Group Chairman of HSBC Holdings plc, said: "We are delighted to have reached agreement to acquire control of the leading banking group in Central America. This is the culmination of two and a half years' work examining the region and choosing our partner.

"This exciting development will give HSBC a strong presence across a fast growing economic region which, with the ratification of the Central American Free Trade Agreement ('CAFTA'), has encouraging prospects. It will allow us to expand into new markets, in a region of 83 million people, including Colombia, and in which large sections of the population do not currently have bank accounts.

"We look forward to welcoming Banistmo's customers to HSBC. Banistmo will bring us significant market share and growth opportunities in all markets. We have little overlap except in Panama, and we expect to benefit from the scale and knowledge that Banistmo brings from operating in the region. This acquisition will enable us to better serve the needs of our regional and international customers."

Alberto Vallarino, CEO of Banistmo, added: "With its significant international network, I know that HSBC's acquisition of Banistmo will bring real benefits to our customers. HSBC has recognised the value of Banistmo's business model and leadership position in this promising market. This transaction will be a positive contributor to the region's development."

Upon completion of the acquisition, a senior management team will be selected from both organisations, and will be led by Sandy Flockhart, an HSBC Group General Manager and Chairman and CEO of Grupo Financiero HSBC in Mexico.

Under the terms of the agreement, Banistmo shareholders will be entitled to receive US$52.63 for each share of Banistmo common stock held. The proposed offer has been unanimously approved and recommended by Banistmo's board of directors. Additionally, shareholders holding in aggregate 65 per cent of the issued share capital of Banistmo have entered into an agreement with HSBC to tender their shares in accordance with the terms of the proposed offer.

The transaction is subject to certain conditions, including the receipt of regulatory approvals and at least 65 per cent of all the outstanding shares of Banistmo being tendered in the offer.

HSBC expects to complete the transaction during the fourth quarter of 2006.

Footnotes
^  Under IFRS.
^^ Under El Salvador GAAP.

1. HSBC in Panama
HSBC has been present in Panama since 1972. HSBC Bank (Panama) S.A. has 19 branches and 70 ATMs, distributed among the cities of Panama, Colon, Aguadulce, Chitre and David, providing a full range of banking products and services including commercial and consumer banking, HSBC Premier, private banking and corporate banking. In 2005, HSBC Bank (Panama) S.A. acquired the entire share capital of the Financomer Group in Panama for a cash consideration of US$21million.

2. HSBC Holdings plc.
HSBC Asia Holdings BV is a wholly owned subsidiary of HSBC Holdings plc. The Group serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

3. Grupo Banistmo, S.A.
Grupo Banistmo is the leading banking group in Central America, with operations in Panama, Colombia, Costa Rica, Nicaragua, Honduras, El Salvador and Bahamas. At 31 December 2005, Grupo Banistmo had assets of US$6,973 million and shareholders' funds of US$695 million.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  21 July, 2006